

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2017

Clifford E. Pietrafitta
Executive Vice President and Chief Financial Officer
Xerium Technologies, Inc.
14101 Capital Boulevard
Youngsville, North Carolina 27596

     Re: Xerium Technologies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed March 1, 2017
            File No. 001-32498

Dear Mr. Pietrafitta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost Reduction Programs, page 32

1. You disclose you expect to realize cost savings as a result of your cost reduction programs. Please revise to quantify the estimated range of these savings on your future earnings and cash flows resulting from this exit plan. Please refer to SAB Topic 5.P.4.

Non-GAAP Financial Measures, page 41

2. We note your disclosure that you use Adjusted EBITDA as a liquidity measure. It appears you also use Adjusted EBITDA as a performance measure. Please address the following:

- Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. For each line item that includes charges that require cash settlement, such as operational restructuring and plant startup costs, please explain to us why you believe presentation of Adjusted EBITDA complies with Item 10(e) of Regulation S-K.

- If Adjusted EBITDA is also being used for performance purposes, then please explain to us why plant startup and operational restructuring costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Financial Statements for the Fiscal Year Ended December 31, 2016</u>

<u>2. Accounting Policies</u>

<u>Goodwill, page 58</u>

3. We note that you first assessed qualitative factors to determine whether it was more likely than not that the fair value of the reporting units were less than their carrying amounts and determined that the two-step goodwill impairment test was not necessary for either of your reporting units. Please explain to us in more detail your qualitative assessment of goodwill at the machine clothing reporting unit in fiscal 2016. In this regard, we note that net sales and segment earnings were lower in fiscal 2016 as compared to the prior year. Please summarize for us the qualitative analysis you performed. Refer to ASC 350-20-35-3C(d) and 35-3E.

<u>7. Income Taxes, page 66</u>

4. Please explain to us what is included in the other foreign permanent items line item of the tax reconciliation on page 67 and the reasons for the change in this line item from the prior period.

<u>13. Supplemental Guarantor Financial Information, page 84</u>

5. We note your disclosure that in connection with the issuance of the Notes, all of your domestic subsidiaries fully and unconditionally guaranteed the payment obligations under the Notes. We also note that you have disclosed supplemental condensed consolidating financial information under Rule 3-10(f) of Regulation S-X. Please tell us, and revise future fillings to disclose if these guarantor subsidiaries are 100% owned subsidiaries of the parent, and whether your domestic subsidiaries jointly and severally guaranteed the payment obligations under the Notes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products